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                                                     UNITED STATES
                                           SECURITIES AND EXCHANGE COMMISSION
                                                Washington, D.C. 20549


                                                      FORM 12b-25


                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                               0-25714
(Check One):

 | | Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

     For Period Ended: September 30, 1997
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     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
The Aegis Consumer Funding Group, Inc.
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Full Name of Registrant

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Former Name if Applicable

525 Washington Blvd.
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Address of Principal Executive Office (Street and Number)

Jersey City, NJ 07310
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

  |X|   | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR,
        |     or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed  due date;  or the
        |     calendar day following the prescribed due date; and subject  quarterly report of transition report on Form 10-Q, or
        |     portion thereof will be filed on or before  the  fifth calendar day following the prescribed due date; and
        |
  |_|   | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable  detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,  N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


(Attach Extra Sheets if Needed)

See Attachment I

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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
              Dina L. Penepent                                 (201)                                     418-7310
      -----------------------------------              ------------------------                 -------------------------
                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       | | Yes  |X| No

                          Annual Report on form 10-K for the fiscal year ended June 30, 1997

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  |_| No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

                          See Attachment II

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                                               The Aegis Consumer Funding Group, Inc.
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                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   November 17, 1997                                        By  /s/ Dina L. Penepent
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                                                                     Dina L. Penepent, Chief Financial Officer,
                                                                     Executive Vice President & Secretary

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                     The Aegis Consumer Funding Group, Inc.
                                   Form 12b-25
      Quarterly Report on Form 10-Q for the Period Ended September 30, 1997

                                  Attachment I


         Registrant's financial statements were not completed on or before the date on which Registrant's Form 10-Q for the quarterly period ended September 30, 1997 was required to be filed due to the pendency of a number of potential capital transactions which would have a material impact on the Registrant's financial statements for such period. The Registrant believes at this time that the financial statements will be completed, and its Form 10-Q will be filed, within the grace period provided for under Rule 12b-25.


                                  Attachment II

         Registrant expects its results of operations to have decreased from net income of $3.1 million for the quarter ended September 30, 1996 to a net loss of approximately $3.6 million for the quarter ended September 30, 1997. This decrease in net income resulted, in part, from decreases in gain on securitization transactions from $8.3 million in the quarter ended September 30, 1996, to $2.9 million in the quarter ended September 30, 1997, a decrease of $5.4 million or 65% caused by a decrease in the amount of financed contracts securitized coupled with a decrease in the net spread retained by the Company. The Company's operating expenses increased to approximately $10.5 million for the quarter ended September 30, 1997 from $5.4 million in the comparable 1996 period, an increase of $5.1 million or 94.4%. This increase in operating expenses resulted, in part, due to the Company's servicing subsidiary being in full operation during the quarter ended September 30, 1997.